SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 10, 2012
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name: Thomas Bum Joon Kim
Title: Managing Director

By:	/s/ Young Jin Kim
Name: Young Jin Kim
Title: Director

I. Change in Ownership of Principal Shareholders

Please be advised of a change in the number of common shares owned by one of the major shareholders of KT Corporation (the “Company”). The change is as follows:

1. Details of Change

Shareholder	Date of change	Reason of change	Shares before change	No. of shares changed	Shares after change	Note
National Pension Service	December 29, 2011	Acquisition from market	17,475,065	5,211,099	22,686,164	—

2. Details of Principal Shareholders

Shareholder	Shares owned	Percent of issued shares (%)

National Pension Service	22,686,164	8.69

KT Corporation (treasury shares)	17,810,562	6.82

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